(As filed July 25, 2003)

                                                                File No. 70-____


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                       INTERSTATE POWER AND LIGHT COMPANY
                              Alliant Energy Tower
                             200 First Street, S.E.
                             Cedar Rapids, IA 52401

                   (Name of company filing this statement and
                     address of principal executive offices)
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                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
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                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                            4902 North Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)
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    The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

    Barbara J. Swan, Esq                  William T. Baker, Jr., Esq
    Executive Vice President and          Thelen Reid & Priest LLP
    General Counsel                       875 Third Avenue
    Alliant Energy Corporation            New York, New York 10022
    4902 North Biltmore Lane
    Madison, Wisconsin 53718

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Introduction. Interstate Power and Light Company ("IP&L") is a wholly-owned public-utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").(1) IP&L is engaged principally in the generation, purchase, transmission, distribution and sale of electric power and the purchase, distribution, transportation and sale of natural gas in portions of Iowa, Minnesota and Illinois. At December 31, 2002, IP&L provided electric service to approximately 526,000 customers and gas service to approximately 235,000 customers (excluding transportation and other customers). IP&L also provides steam service in selected markets in Iowa. IP&L is subject to regulation as a public utility as to retail electric and gas rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the Iowa Utilities Board, the Minnesota Public Utilities Commission, and the Illinois Commerce Commission. It is also subject to regulation by the Federal Energy Regulatory Commission and by the Nuclear Regulatory Commission.

          At December 31, 2002, IP&L had consolidated assets of $2,738,406,000, including net property, plant and equipment of $2,086,590,000. For the twelve months ended December 31, 2002, IP&L reported operating revenues of $1,211,608,000, of which 79.6% were derived from electric utility operations, 17.8% from gas utility operations, and 2.6% from steam operations.

          IP&L owns a 70% undivided interest in the Duane Arnold Energy Center (the "DAEC"), a 580 megawatt (net capacity) boiling water nuclear reactor located near Palo, Iowa, which was placed in commercial operation in 1974.(2) IP&L leases its 70% undivided interest in the nuclear fuel required for the DAEC pursuant to Fuel Lease, dated as of August 21, 1973, as amended (as so amended, the "Fuel Lease"), between IP&L (as successor to Iowa Electric Light and Power Company), as lessee, and Arnold Fuel, Inc., as lessor ("Arnold Fuel"). Unless earlier terminated by either party, the term of the Fuel Lease is automatically extended on an annual basis, provided that the term of the Lease Agreement may not be extended beyond December 31, 2023.

          Under the terms of the Fuel Lease, Arnold Fuel is obligated to acquire and pay the acquisition costs relating to IP&L's 70% undivided interest in the separate nuclear fuel assemblies and components thereof (including replacement nuclear material) which, when acquired, becomes a part of the nuclear fuel leased to IP&L (the "Nuclear Fuel"). Arnold Fuel currently finances the costs relating to the Nuclear Fuel by issuing commercial paper promissory notes and/or


-------------------

(1)  See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (Apr. 14,
     1998).

(2) The remaining 30% undivided interest in the DAEC is owned by Central Iowa Power Cooperative and Corn Belt Power Cooperative. The DAEC is operated by Nuclear Management Company, LLC, an indirect 20% owned non-utility subsidiary of Alliant Energy, pursuant to the terms of an operating agreement that has been approved by the Commission. See Alliant Energy Corporation, et al., Holding Co. Act Release No. 27175 (May 10, 2000).

receiving revolving credit loans under a credit agreement ("Credit Agreement") between Arnold Fuel and Bank One, NA, individually and as agent bank, and other banks who may become parties thereto. Commercial paper notes may have maturities of up to 270 days. Revolving credit loans under the Credit Agreement mature on April 28, 2004 and bear interest at the "Alternate Base Rate," which is a fluctuating rate of interest equal to the higher of (i) the Federal Funds Effective Rate plus 0.5% or (ii) the corporate base rate of Bank One from time to time. The aggregate amount of commercial paper notes and revolving credit loans under the Credit Agreement may not exceed $60 million. Arnold Fuel is currently obligated under the Credit Agreement to pay a facility fee of 10 basis points per annum on each lending bank's commitment.

          IP&L is obligated under the Fuel Lease to make quarterly lease payments ("Basic Rent") consisting of a "Quarterly Lease Charge," which, for any calendar quarter, is the sum of the aggregate of the "Daily Lease Charges," plus a "Burn-Up Charge," which is the portion of the Nuclear Fuel that is consumed in producing heat during the quarterly rent period. The Daily Lease Charge for any calendar day is equal to the sum of (i) an accrual for all interest expense and amortization of debt discount with respect to all commercial paper issued by and all revolving credit loans obtained by Arnold Fuel under the Credit Agreement which are outstanding at the close of business of such day, (ii) an accrual for such day with respect to all commitment fees and other fees, costs and expenses (including issuing agent's fees) of Arnold Fuel under the Credit Agreement, and
(iii) a charge determined by dividing (x) 1/8th of 1% of the "Stipulated Loss Value" of the Nuclear Fuel (essentially Arnold Fuel's unrecovered cost of the Nuclear Fuel purchased and leased to IP&L) at the close of business on such day by (y) 365.

          The Fuel Lease and Arnold Fuel's current financing arrangements were all in place at the time Alliant Energy became a registered holding company in 1998 and therefore were not previously authorized by the Commission.

          1.2 Summary of Requested Authorization. IP&L is now requesting authorization to enter into an amendment to the Fuel Lease to reflect certain proposed changes to the financing arrangements by which Arnold Fuel will finance the cost of Nuclear Fuel. A draft of the Fuel Lease amendment is filed herewith as Exhibit B-2. Specifically, authorization is requested for Arnold Fuel to issue from time to time during the term of the Lease Agreement up to $30 million of senior secured notes ("Notes") pursuant to one or more note purchase agreements with banks, insurance companies or other institutional lenders. Each Note will have a maturity date of between one year and seven years from the date of issuance and bear interest on the unpaid principal prior to maturity or default at a rate not to exceed 400 basis points over the yield to maturity of a U.S. Treasury security having a comparable term. Each Note may be subject to redemption at IP&L's option upon payment of a premium equal to the excess, if any, of (a) the net present value of the future stream of payments under the Note as if held to maturity, discounted at a rate determined pursuant to the applicable note purchase agreement, over (b) the principal amount of the Note. Under the Fuel Lease, as amended, the calculation of the "Daily Lease Charge" will be modified to reflect accruals for interest on and placement fees and other expenses relating to the Notes.

          In connection with the foregoing, IP&L and Bank One, NA will enter into an amended Credit Agreement pursuant to which the aggregate commitments of the lending banks will be reduced from $60 million to $30 million. Under the amended Credit Agreement, the facility fee will be increased from 10 basis points per year to 15 basis points per year on each lending bank's commitment. The interest rate options applicable to borrowings under the Credit Agreement will remain unchanged. A draft of the amended Credit Agreement is filed herewith as Exhibit B-3.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred by IP&L in connection with the proposed transaction, other than those fees, commissions and expenses (as described in Item 1 above) that are accrued and paid by IP&L as components of Basic Rent under the Fuel Lease, are estimated not to exceed $75,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General. Sections 6(a), 7, 9(a) and 10 of the Act are or may be applicable to the proposed transactions.

          3.2  Rule 54 Analysis. The proposed transaction is also subject to
Section 32(h) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

          Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of March 31, 2003, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $545.9 million, or approximately 72.56% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended
March 31, 2003. Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission has authorized Alliant Energy in an order dated October 3, 2001 (Holding Co. Act Release No. 27448) to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

          Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced a modest decline in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due primarily to the impact of currency translation losses in Brazil.(3) These non-cash losses essentially reflect a reduction of the U.S. dollar value of Alliant Energy's investment in FUCOs in Brazil caused by the reduction in value of Brazilian currency in relation to the U.S. dollar. The losses are recorded in "Accumulated other comprehensive loss" on Alliant Energy's consolidated balance sheet and reduce common equity. Nevertheless, Alliant Energy's consolidated capitalization ratios remain within acceptable industry ranges.

          Moreover, Alliant Energy has recently taken several actions designed to strengthen its balance sheet. These include the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia, which was completed in late April 2003, and the sale of Alliant Energy's affordable housing business, which was completed in mid-2003); halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil or in other international operations through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318.4 million) were used to make capital contributions to IP&L and Wisconsin Power and Light Company, Alliant Energy's other principal public-utility subsidiary; and implementation of other cost control measures. As a result of these actions, Alliant Energy expects to reduce debt levels by more than $800 million in 2003 and 2004.

          Finally, the proposed transaction will have no impact on Alliant Energy's consolidated capitalization, since the amount of total debt of Arnold Fuel for which IP&L will be responsible under the Fuel Lease will not change.

          Since the issuance of the October 3, 2001 order, Alliant Energy has experienced a modest increase in its level of losses from its portfolio of FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 3, 2001 order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal year 2001, Alliant Energy's share of losses totaled approximately $25.3 million.(4) Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved.


-------------------

(3) At March 31, 2003, Alliant Energy's consolidated capitalization consisted of 35.2% common equity, 3.9% preferred stock, 51.7% long-term debt (including variable rate demand bonds classified as current), and 9.2% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order).

(4) Source: Alliant Energy's Annual Report on Form U5S for the year ended December 31, 2001 (Alliant Energy's share only).


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


          Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.(5)

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

          IP&L respectfully requests that the Commission publish a notice of filing of this Application/Declaration as soon as practicable and that the Commission issue an order approving the proposals contained herein as soon as the rules allow. IP&L further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   -    EXHIBITS.
                    --------

                    A    None.

                    B-1 Fuel Lease, dated as of August 21, 1973, between Arnold Fuel, Inc., as lessor, and Interstate Power and Light Company (as successor to Iowa Electric Light and Power Company), as lessee (Form SE - filed pursuant to Continuing Hardship Exemption).

                    B-2 Draft of Third Amendment to Fuel Lease dated as of [________], 2003 between Arnold Fuel, Inc., as lessor, and Interstate Power and Light Company, as lessee.


-------------------

(5) With regard to Rule 53(b)(3), operating losses on Alliant Energy's investments in EWGs and FUCOs were less than 5% of consolidated retained earnings in 2002.


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


                    B-3 Draft of Fourth Amended and Restated Credit Agreement dated as of [_______], 2003, between Arnold Fuel, Inc., Bank One, N.A., as agent, and Banc One Capital Markets, Inc., as arranger and book runner.

                    B-4 Draft of commercial paper note of Arnold Fuel, Inc. (see Exhibit C to Fourth Amended and Restated Credit Agreement (Exhibit B-3 hereto)).

                    B-5 Draft of Note Evidencing Revolving Credit Loan (see Exhibit D to Fourth Amended and Restated Credit Agreement (Exhibit B-3 hereto)).

                    C    Not Applicable.

                    D    None.

                    E    Not Applicable.

                    F    Opinion of Counsel to IP&L (to be filed by amendment).

                    G    Form of Federal Register Notice.

          B.        FINANCIAL STATEMENTS.
                    --------------------

                    FS-1 Balance Sheet of Alliant Energy and consolidated
                         subsidiaries, as of December 31, 2002 (incorporated by reference to the Current Report on Form 8-K of Alliant Energy, dated June 4, 2003) (File No. 1-9894).

                    FS-2 Balance Sheet of Alliant Energy and consolidated
                         subsidiaries, as of March 31, 2003 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarterly period ended March 31,
                         2003) (File No. 1-9894).

                    FS-3 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended December 31, 2002 (incorporated by reference to the Current Report on Form 8-K of Alliant Energy, dated June 4, 2003) (File No. 1-9894).

                    FS-4 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended March 31, 2003 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarterly period ended March 31, 2003) (File No. 1-9894).


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


                    FS-5 Balance Sheet of IP&L, as of December 31, 2002
                         (incorporated by reference to the Annual Report on Form 10-K of IP&L for the 12 months ended December 31, 2002) (File No. 0-4117-1).

                    FS-6 Balance Sheet of IP&L as of March 31, 2003
                         (incorporated by reference to the Quarterly Report on Form 10-Q of IP&L for the quarterly period ended March 31, 2003) (File No. 0-4117-1).

                    FS-7 Statement of Income of IP&L for the 12 months ended
                         December 30, 2002 (incorporated by reference to the Annual Report on Form 10-K of IP&L for the 12 months ended December 31, 2002) (File No. 0-4117-1).

                    FS-8 Statement of Income of IP&L for the quarterly period
                         ended March 31, 2003 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003) (File No. 0-4117-1).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The proposed transactions that are the subject of this Application/Declaration will not result in changes in the operation of IP&L that will have an impact on the environment. IP&L is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.


                                          INTERSTATE POWER AND LIGHT COMPANY


                                          By:  /s/F. J. Buri
                                                  ------------------------------
                                          Name:   F. J. Buri
                                          Title:  Corporate Secretary


Date:  July 25, 2003